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                                                                     EXHIBIT 8.1

August 30, 2006

Board of Directors
UnionBancorp, Inc.
122 West Madison Street
Ottawa, Illinois 61350

      Re: Certain material United States federal income tax consequences of the merger of Centrue Financial Corporation with and into UnionBancorp, Inc.

To the Members of the Board:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Centrue Financial Corporation ("Centrue"), a Delaware corporation, with and into UnionBancorp, Inc. ("Union"), a Delaware corporation, (the "Merger"), pursuant to the Agreement and Plan of Merger Between UnionBancorp, Inc. and Centrue Financial Corporation, dated as of June 30, 2006 (the "Agreement"). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.

The proposed transaction and the parties are described in the Agreement. The Agreement provides that Crowe Chizek and Company LLC shall provide a written tax opinion to Union and Centrue dated as of the date of the Registration Statement and updated through the Closing Date. In rendering the opinion as of the Effective Time, we received and relied upon certain written representations of Centrue and Union related to the transaction ("Representations"). Further, we will rely upon the statements of facts contained in the Agreement.

Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations thereunder (the "Treasury Regulations"), and upon current Internal Revenue Service (the "Service") published rulings and existing court decisions, any of which could be changed at any time. Our opinion is also based, in part, on the assumption that the transactions will be consummated strictly in accordance with applicable laws and regulations, the terms and conditions of the Agreement, and the facts, assumptions and Representations set forth or referred to herein, and that such facts, assumptions and Representations are accurate as of the date hereof and will be accurate at the Effective Time of the Merger. Our understanding of the facts, our opinion and the limitations on our opinion are detailed below.

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Board of Directors
August 30, 2006
Page 2

Statement of Facts

For what have been stated to be valid business reasons, Centrue and Union desire to effect a merger. The facts and circumstances surrounding the transaction are quite detailed and are described at length in the Agreement. The Agreement and the Representations set forth or referred to herein are incorporated herein as part of the Statement of Facts. The Agreement provides for a statutory merger under Delaware General Corporation Law of Centrue with and into Union. Upon completion of the Merger, the separate existence of Centrue shall cease, with Union being the Surviving Corporation and continuing the historic business of Centrue. The name of the Surviving Corporation shall be "Centrue Financial Corporation." Each outstanding share of Centrue Common Stock shall be converted into the right to receive shares of Union Common Stock.

The parties understand that it is the present intention of Union at or after the Effective Time to effect the Bank Merger. Union and Centrue agree to cooperate and to take such steps as may be necessary to obtain all requisite regulatory, corporate and other approvals to effect the Bank Merger, subject to the consummation of, and to be effective concurrently with, the Merger or as soon as practicable thereafter. The resulting bank shall be Union, provided, however, that the name of the Resulting Bank will be "Centrue Bank."

By virtue of the Merger and without any action on the part of Union or Centrue, or the holder of any Centrue Common Stock, each share of Centrue Common Stock which is issued and outstanding immediately prior to the Effective Time shall become and automatically be converted into 1.2 shares of Union Common Stock (the "Exchange Ratio"). Thereafter this shall represent the right to receive and be exchanged for such number of shares, rounded to the nearest thousandth of a share of Union Common Stock (the "Exchange Shares"). As a result of the Merger, all shares of Centrue Common Stock held by Centrue as treasury stock shall not be converted into shares of Union Common Stock, but instead shall be canceled. After the Effective Time, no holder of Centrue Common Stock that is issued and outstanding immediately prior to the Effective Time will have any rights in respect of such Centrue Common Stock except to receive shares of Union Common Stock for the shares of Centrue Common Stock converted as provided above, plus an amount in cash, without interest, determined by multiplying such fractional share of Union Common Stock by the average of the closing sale prices of Union Common Stock for the five trading days immediately following the Closing Date, for any fractional share of Union Common Stock that such holder would have been entitled to receive.

If Union declares a stock dividend, stock split or other general distribution of Union Common Stock to holders of Union Common Stock and the ex-dividend or ex-distribution date for such stock dividend, stock split or distribution occurs at any time after the date of this Agreement and prior to the Closing, or if Centrue declares a stock dividend, stock split or other general distribution of Centrue Common Stock to holders of Centrue Common Stock and the ex-dividend or ex-distribution date for such stock dividend, stock split or distribution occurs at

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Board of Directors
August 30, 2006
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any time after the date of this Agreement and prior to the Closing, then the
Exchange Ratio shall be adjusted according to the provisions set forth in the Agreement.

At and after the Effective Time, each Centrue Stock Option that is outstanding and unexercised immediately prior thereto shall cease to represent a right to acquire shares of Centrue Common Stock and shall be converted automatically into an option to acquire shares of Union Common Stock.

Prior to the Effective Time, Centrue shall take all action necessary to provide that each share of Centrue Restricted Stock that is outstanding immediately prior to the Effective Time shall vest upon the Effective Time and become free of all restrictions. At the Effective Time, each share of Centrue Restricted Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Exchange Shares as provided in and in accordance with the terms set forth above.

Opinion

Based on our understanding of the foregoing facts, the Representations, the applicable laws and regulations, and subject to the qualifications and limitations set forth in this letter, we are of the opinion that for federal income tax purposes:

      (1) Provided the proposed Merger of Centrue with and into Union qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. Centrue and Union will each be a "party to a reorganization" within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either Centrue or Union as a result of the Merger.

      (2) No gain or loss will be recognized by the Centrue stockholders who exchange all of their Centrue Common Stock solely for Union Common Stock, except, as discussed below, with respect to cash received in lieu of fractional shares of Union Common Stock. Code section 354(a)(1).

      (3) A Centrue stockholder who receives cash in the Merger in lieu of fractional shares of Union Common Stock will be treated as if the fractional shares had been received in the Merger and then redeemed by Union in return for the cash, with the redemption generally qualifying as an "exchange" under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of Union Common Stock allocable to the fractional share. In this instance, any capital gain recognized by a Centrue stockholder will be long-term capital gain if, at the time of the exchange, the stockholder has held the Centrue Common Stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The

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Board of Directors
August 30, 2006
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            deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

      (4) The basis of the Union Common Stock received by Centrue stockholders in the Merger will be the same as the basis of the Centrue Common Stock surrendered in exchange, decreased by the amount of any tax basis allocable to any fractional shares for which cash is received. Code section 358(a).

      (5) The holding period of the Union Common Stock received by Centrue stockholders will include the holding period of the Centrue Common Stock surrendered, provided that the Centrue Common Stock was held as a capital asset in the hands of the Centrue stockholders on the date of the exchange. Code section 1223(1).

Limitations of Opinion

Our opinion expressed herein is based solely upon current provisions of the Code, Treasury Regulations, and current judicial and administrative authority. Any future amendment to the Code or Treasury Regulations, or new judicial decisions or administrative interpretations, any of which could be retroactive in effect, could cause us to modify our opinion. Our opinion is not binding on the Service, and the Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters were challenged. Tax consequences under state, local and foreign laws are not addressed.

Our opinion addresses only stockholders who are citizens or residents of the United States who hold their Centrue Common Stock as a capital asset. Our opinion does not address all the tax consequences that may be relevant to particular Centrue stockholders in light of their individual circumstances or to stockholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax.

Our opinion is expressed only as to the matters we expressly set forth, and no opinion should be inferred as to any other matters or as to the tax treatment of the transactions that we do not specifically address. Further, no opinion is expressed under the provisions of any of the other sections of the Code or Treasury Regulations which may also be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from , the Merger which are not specifically covered by the opinions set forth above.

If any fact, assumption or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.




Respectfully submitted,

/s/Crowe Chizek and Company LLC
_______________________________
Crowe Chizek and Company LLC